UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

Commission File Number: 001-33841

VULCAN MATERIALS COMPANY

401(k) AND PROFIT SHARING RETIREMENT PLAN

(Full title of the Plan)

VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the Plan)

1200 Urban Center Drive
Birmingham, Alabama 35242

(205) 298-3000
(Address of issuer’s principal executive offices and address of the Plan)

Vulcan Materials Company

401(k) and Profit Sharing Retirement Plan

Financial Statements as of December 31, 2011 and 2010

for the Year Ended December 31, 2011,

Supplemental Schedule as of December 31, 2011,

and Report of Independent Registered Public Accounting Firm

VULCAN MATERIALS COMPANY 401(k) AND PROFIT SHARING
RETIREMENT PLAN

TABLE OF CONTENTS

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011		3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011		4–13

SUPPLEMENTAL SCHEDULE —		14

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011		15

NOTE:	All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Signature Page		16

EXHIBIT 23(a) CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Vulcan Materials Company 401(k) and Profit

Sharing Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Birmingham, Alabama

June 27, 2012

VULCAN MATERIALS COMPANY 401(k) AND PROFIT SHARING

RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Interest in Vulcan Materials Company Retirement Savings Trust — at fair value	$260,705,830	$193,135,747
Receivables:
Employer contributions receivable	4,696,754	4,128,987
Notes receivable from participants	13,389,848	12,869,430

Net assets available for benefits — at fair value	278,792,432	210,134,164

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(668,696)	(341,338)

NET ASSETS AVAILABLE FOR BENEFITS	$278,123,736	$209,792,826

See notes to financial statements.

VULCAN MATERIALS COMPANY 401(k) AND PROFIT SHARING

RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS TO NET ASSETS:
Income from notes receivable from participants	$624,583

Contributions:
Participants	10,632,337
Employer	10,123,690

Total contributions	20,756,027

Total additions to net assets	21,380,610

DEDUCTIONS FROM NET ASSETS:
Investment loss from interest in
Vulcan Materials Company Retirement Savings Trust	5,279,221
Withdrawals by participants	30,892,197

Total deductions from net assets	36,171,418

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(14,790,808)

NET TRANSFERS OF PARTICIPANTS' INVESTMENT
FROM OTHER VULCAN MATERIALS COMPANY PLANS	83,121,718

NET INCREASE	68,330,910

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	209,792,826

End of year	$278,123,736

See notes to financial statements.

Vulcan Materials Company 401(k) and Profit Sharing
rETIREMENT pLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF THE PLAN

General — The Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan (the “Plan”), a defined contribution employee benefit plan established effective July 15, 2007, and most recently restated effective January 1, 2012, provides for accumulation of savings, including ownership of common stock of Vulcan Materials Company (the “Company”), for all qualified employees of the Company hired on or after July 15, 2007.

The Company has designated a portion of the Plan consisting of the Company’s common stock fund as an Employee Stock Ownership Plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on Vulcan Materials Company common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s defined contribution employee benefit plans. In these instances, the net assets of the participant’s account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Retirement Savings Trust (the “Master Trust”). Effective January 1, 2011, each year, certain higher-paid employees in the Thrift Plan for Salaried Employees (“Thrift Plan”) with greater than 10 years of service will cease participation in the Thrift Plan and will commence participation in the 401(k) and Profit Sharing Retirement Plan. This change is required to comply with certain non-discrimination regulations that govern qualified retirement plans such as the 401(k) and Profit Sharing Retirement Plan. For the year ended December 31, 2011, the transfer of participants’ investment from the Thrift Plan to the 401(k) and Profit Sharing Retirement Plan totaled $81,875,534.

All assets of the Plan are held by The Northern Trust Company of Chicago, Illinois (the “Trustee”). Hewitt Associates, LLC (the “Recordkeeper”) is the recordkeeper for the Plan.

Participation and Vesting — Generally, all qualified employees participate on the first day of employment. Participants are fully vested in all contributions at all times.

Contributions — The Plan is funded through contributions by participants and the Company. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pretax) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pay conversion contributions, after-tax contributions, or any combination of the two. Pay conversion contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $16,500 in 2011. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees. For participants over the age of 50, additional contributions may be made in the amount of $5,500 for the year ended December 31, 2011. Participants may also contribute amounts representing distributions from other qualified plans.

The Company expects to make matching contributions out of accumulated earnings and profits to match a portion of an employee’s contribution equal to 100% of that contribution, not to exceed 4% of the employee’s earnings. In addition to the contributions described above, the Company may make an additional discretionary bonus match not to exceed 2% of the employee’s earnings and a profit sharing contribution with a minimum equal to 3% of the employee’s earnings for the portion of the Plan year in which the employee was an eligible participant. These discretionary profit sharing contributions totaled approximately $4,697,000 for the year ended December 31, 2011.

Investment Options — Participants’ contributions are invested in 16 separate investment funds of the Plan in proportions elected by the participant. The Company’s matching contributions are invested in the Company stock fund, which invests primarily in the Company’s common stock and are available for immediate reallocation by the participants. The Company’s profit sharing contributions are invested as selected by the participant. In the event that no contribution investment election is made by the participant, the profit sharing contribution is invested into a target fund based on the participant’s year of birth.

Participant Accounts — Separate accounts are maintained for each investment option, before-tax contributions, rollovers, transfers, and Company contributions and accumulated earnings thereon. Earnings (losses) are allocated daily to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Distributions and Withdrawals — A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $1,000, in which case the participant may defer distribution until age 70-1/2. Distributions are made in cash, except that the portion invested in common stock of the Company may be distributed in whole shares of such stock, if requested by the participant or beneficiary.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account provided, however, that (1) no portion of an actively employed participant’s pay conversion contribution account may be distributed to him or her before age 59-1/2, unless the administrative committee approves a “hardship” withdrawal (as defined in the Plan) and (2) the preceding 24 months of matching contributions may not be withdrawn by an actively employed participant who has not been a participant in the Plan for at least 60 months.

Participant Loans — A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions may be made. The amount of the loan cannot exceed the lesser of 50% of the participant’s total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the 12 months preceding the effective date of such loan.

A loan is considered a note receivable of the Plan. The participant’s investment accounts will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s investment accounts in accordance with his or her current investment direction. Loans must be repaid in monthly installments through payroll deductions within 60 months. The interest rate of the loan is determined by the administrative committee, which consists of at least three members appointed by the Chief Executive Officer of the Company, at the time the application for the loan is made and may not exceed the maximum rate for such loans permitted by law. The average rate of interest on loans approximated 4.8% and 5.3% as of December 31, 2011 and 2010, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued new guidance related to fair value measurement and disclosure. The guidance added a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010. See Note 5 for related disclosures.

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends ASC 820. ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Valuation of Investments and Income Recognition — The Plan’s investment in the Master Trust established by the Company and administered by the Trustee is presented at fair value, which has been determined based on the fair values of the underlying investments of the Master Trust.

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year. Money Market funds are stated at amortized cost, which approximates fair value. Investments in common/collective-trust funds are stated at estimated fair value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the fair value of its underlying investments, and contract value is principal plus accrued interest.

In accordance with Accounting Standards Codification (ASC) Topic 962-325, Plan Accounting — Defined Contribution Pension Plans — Investments — Others, the stable value fund is included at fair value in participant-directed investments in the statement of net assets available for benefits, and an additional line is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Valuation of Investments (Securities with no Quoted Market Prices) — Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. In general, however, corporate debt instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Investments in certain other equity instruments are valued at the quoted market price of the issuer’s unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings. The multiple chosen is consistent with multiples of similar companies based on current market prices. The fair value of venture capital and partnership investments has been estimated by management in the absence of readily determinable fair values. Management’s estimates are based upon information provided by the general partners. The methods employed by the general partners include consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar quality rate, maturity, term, and conditions.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including government securities, corporate debt instruments, a stable value fund, other equities, common/collective-trusts, interest-bearing cash, commingled funds holding principally venture capital and partnership investments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — The Company pays the administrative costs of the Plan, including the Trustee’s fees and charges.

3.	STABLE VALUE FUND — SYNTHETIC GUARANTEED INVESTMENT CONtRACT

The Plan provides participants a self-managed stable value investment option (“Fund” or “Synthetic Guaranteed Investment Contract”) that simulates the performance of a guaranteed investment contract (“GIC”), whereby participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is comprised of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Synthetic Guaranteed Investment Contract to Transact at Contract Value — Certain events may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

a.	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

b.	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund;

c.	Any transfer of assets from the Fund directly into a competing investment option;

d.	The establishment of a defined contribution plan that competes with the Plan for employee contributions; and

e.	Complete or partial termination of the Plan or its merger with another plan.

The wrapper contract contains provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer, any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow and employer-initiated transactions as described above.

In the event that the wrapper contract fails to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to the wrapper contract is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contract may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at contract value is not probable.

Average Yields —
	2011	2010
Average yields:
Based on annualized earnings(1)	3.14%	2.87%
Based on interest rate credited to participants(2)	3.45	3.45

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to the participants on the last day of the Plan year by the fair value of the investments on the same date.

4.	INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Company. Each participating plan has an undivided interest in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The fair value of investments of the Master Trust at December 31, 2011 and 2010, is summarized as follows:

	2011	2010

Vulcan Materials Company common stock*	$190,982,429	$209,376,382
Stable value fund	37,315,361	37,024,101
Corporate debt investments	80,585,025	86,374,603
Government securities	62,699,946	33,698,865
Other equities**
Asset backed securities	7,151,873	5,741,689
Commodity funds	26,497,998	28,665,572
Domestic equities	349,088,448	363,722,734
Mutual funds	10,983,870	7,375,368
Other	2,623	2,601
Interest-bearing cash	77,561,148	97,342,370
Value of interest in common/collective-trusts	277,331,356	297,580,315
Commingled funds holding principally venture capital and partnership investments	106,770,651	96,262,332

Total assets	1,226,970,728	1,263,166,932

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,147,110)	(2,232,453)
	$1,223,823,618	$1,260,934,479
Percentage of Plan’s investments in the Master Trust’s investments	21.3%	15.3%

*The Master Trust’s investment in the Company’s common stock is held solely by participants in the Company’s defined contribution plans.

**The Master Trust had assets invested at Westridge Capital Management, Inc. (WCM), with a fair value of approximately $11,227,000 included in the Other equities asset category above at December 31, 2010. Due to allegations of fraud, Master Trust assets with WCM were frozen and WCM was placed in receivership. In April 2011, the court appointed receiver released a payment of $22,041,000 to the Master Trust in settlement of the investments at WCM. This recovery resulted in the recognition of a $10,814,000 return on plan assets (net of the $11,227,000 remaining WCM investment).

The total investment income of the Master Trust for the year ended December 31, 2011, is summarized as follows:

Interest	$7,523,390
Dividends	5,982,528
Other income	8,982,944
Net investment gain	1,200,060

Total	$23,688,922

5.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs that are derived principally from or corroborated by observable market data;

Level 3 — Inputs that are unobservable and significant to the overall fair value measurement.

The Plan’s investments are measured at fair value on a recurring basis in the accompanying Statements of Net Assets Available for Benefits. The following methods and assumptions were used to estimate the fair values:

Interest Bearing Cash and Vulcan Materials Company Common Stock — These investments consist of various publicly-traded money market funds and common stock. The fair values are based on quoted market prices.

Stable Value Fund — The fair value of the stable value fund is calculated by valuing the underlying assets using quoted prices for similar assets or liabilities in active markets, quotes prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally or corroborated by observable market data.

Corporate Debt Investments — The fair values of corporate debt securities are based on current market rates and credit spreads for debt securities with similar maturities.

Government Securities — These investments consist of U.S. government, foreign government and government agency debt investments. The fair values of these securities are based on current market rates and credit spreads for debt securities with similar maturities.

Other Equities — These investments include common stock, preferred stock, asset-backed securities, mutual funds, and other equity investments. For investments publicly traded on a national securities exchange, the fair value is based on quoted market prices. For investment funds not traded on an exchange, the total fair value of the underlying securities is used to determine the net asset value for each unit of the fund held by the pension fund. The estimated fair values of the underlying securities are generally based on quoted market prices. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value.

Interest in Common/Collective-Trusts — The fair value for these investments is calculated by utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The Plan’s fair value is based on the Plan’s proportionate ownership of the underlying investments.

Venture Capital and Partnership Investments — The venture capital and partnerships asset category consists of various limited partnership funds, mezzanine debt funds and leveraged buy-out funds. The fair value of these investments has been estimated based on methods employed by the general partners, including consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, the current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar maturity, term, conditions and quality ratings. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value of these securities.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

The following tables set forth, by Level within the fair value hierarchy, the Master Trust investment assets at fair value:

	As of December 31, 2011
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$190,982,429	$190,982,429	$-	$-
Stable value fund	37,315,361	-	37,315,361	-
Corporate debt investments	80,585,025	-	80,585,025	-
Government securities	62,699,946	-	62,699,946	-
Other equities:
Asset backed securities	7,151,873	-	7,151,873	-
Commodity funds	26,497,998	-	26,497,998	-
Domestic equities	349,088,448	2,456,445	346,632,003	-
Mutual funds	10,983,870	-	10,983,870	-
Other	2,623	-	2,623	-

Total other equities	393,724,812	2,456,445	391,268,367	-

Interest-bearing cash	77,561,148	77,561,148	-	-
Value of interest in common/collective-trusts	277,331,356	-	277,331,356	-
Commingled funds holding principally venture capital and partnership investments	106,770,651	-	-	106,770,651

Total investment assets at fair value	$1,226,970,728	$271,000,022	$849,200,055	$106,770,651

	As of December 31, 2010
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$209,376,382	$209,376,382	$-	$-
Stable value fund	37,024,101	-	37,024,101	-
Corporate debt investments	86,374,603	-	86,374,603	-
Government securities	33,698,865	-	33,698,865	-
Other equities:
Asset backed securities	5,741,689	-	5,741,689	-
Commodity funds	28,665,572	-	28,665,572	-
Domestic equities	363,722,734	2,533,008	361,189,726	-
Mutual funds	7,375,368	-	7,375,368	-
Other	2,601	-	2,601	-

Total other equities	405,507,964	2,533,008	402,974,956	-

Interest-bearing cash	97,342,370	97,342,370	-	-
Value of interest in common/collective-trusts	297,580,315	-	297,580,315	-
Commingled funds holding principally venture capital and partnership investments	96,262,332	-	-	96,262,332

Total investment as~~s~~ets at fair value	$1,263,166,932	$309,251,760	$857,652,840	$96,262,332

For the years ended December 31, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2, or 3.

The following tables set forth information related to fair value measurements of the Level 3 venture capital and partnership investments held by the Master Trust that calculate net asset value per share:

	As of December 31, 2011
		Unfunded
	Fair Value	Commitment	Remaining Life

Venture capital funds	$48,276,828	$14,332,000	0–9 years
Secondary private equity funds	29,126,885	10,095,000	3–7 years
Mezzanine funds	20,734,275	3,068,000	0–8 years
Leveraged buyout and growth capital funds	8,134,614	933,000	0–5 years
Independent power funds	498,049	-	0 years

Total	$106,770,651	$28,428,000

	As of December 31, 2010
		Unfunded
	Fair Value	Commitment	Remaining Life

Venture capital funds	$38,665,090	$12,738,000	0–9 years
Secondary private equity funds	25,360,326	15,058,000	4–8 years
Mezzanine funds	21,610,364	3,846,000	0–9 years
Leveraged buyout and growth capital funds	10,124,736	1,526,000	0–6 years
Independent power funds	451,927	-	1 year
International equity funds	49,889	323,000	1 year

Total	$96,262,332	$33,491,000

These investments cannot be redeemed during the life of the funds, although such investments may be liquidated through secondary markets, subject to negotiated terms. Distributions are received through the liquidation of the underlying assets of the funds. It is expected that the underlying assets will be liquidated over the remaining life and any contractual extension of the investment agreements.

The venture capital funds invest in early-stage, high potential, growth companies. The secondary private equity funds acquire pre-existing commitments made by others to private equity and other alternative investment funds. The mezzanine funds invest in subordinated debt or preferred equity instruments of established firms. The leveraged buyout and growth capital funds invest in large privately negotiated equity instruments. The independent power funds invest in electricity generation and related assets. The international equity funds invest in mid-size international companies, with a focus on Asia.

Level 3 Gains and Losses — The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

		Commingled
		Funds Holding
		Principally
		Venture Capital
	Total	and Partnerships

Balance — December 31, 2009	$93,262,145	$93,262,145

Unrealized gains (losses), net	4,757,612	4,757,612
Purchases	11,661,011	11,661,011
Sales	(7,240,977)	(7,240,977)
Settlements	(6,177,459)	(6,177,459)

Balance — December 31, 2010	$96,262,332	$96,262,332

Unrealized gains (losses), net	13,648,979	13,648,979
Purchases	14,280,118	14,280,118
Sales	(1,364,612)	(1,364,612)
Settlements	(16,056,166)	(16,056,166)

Balance — December 31, 2011	$106,770,651	$106,770,651

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act.

7.	FEDERAL INCOME TAX STATUS

The Plan has applied for a letter from the Internal Revenue Service determining and informing the Company that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. However, the Plan has not received such letter. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2008.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2011 and 2010, the Master Trust held 4,735,334 and 4,614,233 shares, respectively, of common stock of the Company with a cost basis of $220,264,522 and $227,122,985, respectively. During the year ended December 31, 2011, the Master Trust recorded dividend income of $3,623,165 attributable to its investment in the Company’s common stock.

******

SUPPLEMENTAL SCHEDULE

VULCAN MATERIALS COMPANY 401(k) AND PROFIT SHARING
RETIREMENT PLAN
Employer ID No: 63-0366371
Plan No: 041

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

(c) Description of Investment, Including
(a)	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
	Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

*	Various plan participants	Participant loans at interest rates of 4.3%
		to 9.1% maturing in 1 to 60 months	**	$13,389,848

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY
401(K) AND PROFIT SHARING RETIREMENT
PLAN

Date: June 28, 2012	By:	/s/ Charles D. Lockhart
Charles D. Lockhart
Chairman of the Administrative Committee

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